July 18, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Michael Purcell Mr. Ethan Horowitz

Re:	Murphy Oil Corporation Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 25, 2022 File No. 001-08590

Ladies and Gentlemen:

This letter sets forth the responses of Murphy Oil Corporation (the “Company” or “Murphy”) to the July 1, 2022 comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding (i) Murphy’s Form 10-K for the year ended December 31, 2021, filed on February 25, 2022 (the “Form 10-K”), and (ii) Murphy’s letter, dated June 16, 2022, submitted in response to the comments of the Staff with respect to the Form 10-K in the Staff’s letter to the Company dated June 2, 2022. We have reproduced the Staff’s comments preceding our response below.

Response Letter Dated June 16, 2022

Risk Factors, page 15

1.	We note your response to prior comment 2. Consistent with our prior comment, please provide disclosure that addresses the material effects of transition risks related to climate change in greater detail. For example, provide additional information explaining the impact to your business model “from changing global demands for non-fossil fuel energy sources” as referenced on page 25 of your Form 10-K.

In addition, tell us about other transition risks related to climate change you have identified and explain your disclosure considerations.

As noted in our response to prior comment 2, the principal material effect of transition risks relating to climate change will be reflected in the prices of crude oil, natural gas and/or natural gas liquids. In our Form 10-K, under the caption “Risk Factors—Price Risk Factors” beginning on page 15, we describe certain transition-related factors or consequences that may cause price volatility, including (i) the price, availability and the demand for and of alternative and competing forms of energy, such as nuclear, hydroelectric, wind or solar; (ii) the effect of conservation efforts and focus on climate change; (iii) technological advances affecting energy consumption and energy supply; and (iv) increased activism against, or change in public sentiment for, oil and gas exploration, development and production activities and considerations including climate change and the transition to a lower carbon economy.

9805 Katy Freeway, Suite G-200, Houston, Texas 77024

281.675.9000

Securities and Exchange Commission
Division of Corporation Finance
July 18, 2022

We believe hydrocarbon-based fuels will continue to play a significant role in meeting future energy demand and consider the primary transition risks related to climate change as medium to long-term in nature. Such risks include price volatility due to a reduction in demand for fossil fuels and the resulting potential impact to future estimates of our reserves, to our long-term capital allocation strategy, and to the availability of capital financing. In our Form 10-K for the fiscal year ended December 31, 2022, we will supplement our existing disclosure under the caption “Risk Factors—General Risk Factors—Murphy could face long-term challenges to the fossil fuels business model reducing demand and price for hydrocarbon fuels” to read substantially as follows (new text underlined):

“As environmental and social trends change towards less carbon intensive energy sources, Murphy’s business model may come under more pressure from changing global demands for non-fossil fuel energy sources as such demand in alternative forms of energy may cause the price of our products to become more volatile and decline. Further, a reduction in demand for fossil fuels could adversely impact the availability of future financing. As part of Murphy’s strategy review process, the Company reviews hydrocarbon demand forecasts and assesses the impact on its business model, plans, and future estimates of reserves. In addition, the Company evaluates other lower-carbon technologies that could complement our existing assets, strategy and competencies as part of its long-term capital allocation strategy. The Company also has significant natural gas reserves which emit lower carbon compared to oil and liquids.”

With respect to other transition risks related to climate change, our Form 10-K discusses the impacts we have identified that climate-related regulation and business trends could potentially have on our business, financial condition and results of operations. For additional discussion regarding these impacts, including the disclosure we intend to supplement, please refer to our answer in response to the Staff’s comment 3, below. We will continue to monitor transition risks related to climate change and evaluate whether further updates to our Risk Factor disclosures may be warranted in future filings.

2.	We note your response to prior comment 3. Please provide us with additional information explaining how you determined disclosure addressing the risks associated with the possibility of litigation related to climate change and its potential impact is not necessary or revise to provide this type of disclosure.

The current Risk Factor disclosure in our Form 10-K discusses various potential impacts to the Company in connection with climate change, including volatility in global prices of crude oil, increases in significant weather events, and the transition to a lower carbon economy. In recognition of the development in disclosure practices with respect to risks related to climate change, in our Form 10-K for the fiscal year ended December 31, 2022, we will supplement our existing Risk Factor disclosure under the caption “Risk Factors—Operational Risk Factors—We face various risks associated with increased activism against, or change in public sentiment for, oil and gas exploration, development, and production activities and sustainability considerations, including climate change and the transition to a lower carbon economy” with text that we anticipate will read substantially as follows:

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Securities and Exchange Commission
Division of Corporation Finance
July 18, 2022

“While the Company has been named a co-defendant with other oil and gas companies in lawsuits related to climate change, these lawsuits have not resulted in, and are not currently expected to result in, material liability for the Company. Depending on the evolution of laws, regulations, and litigation outcomes relating to climate change, there can be no guarantee that climate change litigation will not in the future materially adversely affect our results of operations, cash flows and financial condition.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

3.	Prior comment 5 is reissued as it does not appear that your disclosure discusses the indirect consequences of climate-related regulation or business trends noted in our prior comment (i.e., anticipated reputational risks resulting from operations or products that produce greenhouse gas emissions, increased competition to develop innovative new products that result in lower emissions, and developments that create new opportunities for you). For example, it does not appear that your disclosure addresses the effect of changes in sentiment for oil and gas exploration, development, and production activities on parties such as investors and lenders.

The Staff’s prior comment 5 lists the following three examples of climate-related business trends that could have indirect consequences:

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions;

•	increased competition to develop innovative new products that result in lower emissions; and

•	developments that create new opportunities such as low-carbon technologies that complement your existing assets.

We believe our Form 10-K addresses the potential effects of the trends listed above. As noted in our response to comment 1 above, we disclose under the caption “Risk Factors—Price Risk Factors” beginning on page 15 of the Form 10-K that these climate-related business trends could result in reduced demand for hydrocarbon-based fuel sources and thereby impact the price of crude oil, natural gas and/or natural gas liquids.

In our Form 10-K for the fiscal year ended December 31, 2022, we will supplement our existing disclosure under the caption “Risk Factors—Financial Risk Factors—Capital financing may not always be available to fund Murphy’s activities; and interest rates could impact cash flows” to address that changes in sentiment for oil and gas exploration, development and production activities and, in turn, reputational risks associated with oil and gas exploration, development and production activities, could also negatively impact the availability of capital financing. We anticipate that the disclosure, as supplemented, will read substantially as follows (new text underlined):

“Further, changes in economic environments and investors’ sentiment or view of risk of the exploration and production industry, including as a result of concerns over climate change, could adversely impact the availability of future financing. Specifically, certain financial institutions (including certain investment advisors and sovereign wealth, pension and endowment funds), in response to concerns related to climate change and the requests and other influence of environmental groups and similar stakeholders, have elected to shift some or all of their investments away from fossil fuel-related sectors, and additional financial institutions and other investors may elect to do likewise in the future.

Securities and Exchange Commission
Division of Corporation Finance
July 18, 2022

As a result, fewer financial institutions and other investors may be willing to invest in, and provide capital to, companies in the oil and gas sector. In addition, such factors could adversely impact the cost of capital. This could result in higher interest costs on capital funding lowering net income and cash-flows. Murphy partially manages this risk through borrowing at fixed rates where-ever possible; however, rates determined when refinancing or new capital is required are partly determined through factors outside of Murphy’s control, such as centrally (federal government) set interest rates and investors’ sentiment or view of the exploration and production industry.”

4.	As your response to prior comment 7 does not appear to address each element of our prior comment it is reissued in part. Please tell us about any weather-related impacts on the availability of insurance.

To date, weather-related events have not had an adverse impact on the Company’s ability to obtain the insurance it deems necessary on commercially reasonable terms. In addition, no coverage has been declined to date for property insurance due to loss history (weather-related or otherwise). To the extent that in the future there are any weather-related impacts on the availability of insurance that are (or we believe are reasonably likely to be) material to our business, financial condition or results of operations, we undertake to provide appropriate disclosure regarding such consequences, in accordance with applicable disclosure requirements.

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We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me (281-675-9372) with any questions about these matters.

Very truly yours,

/s/ Tom Mireles

Tom Mireles
Chief Financial Officer

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